FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 17, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for May 17, 2005 and incorporated by reference herein is the Registrant’s immediate report dated May 17, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: May 17, 2005

BluePhoenix Signs Partnership Agreement With Turkey’s KoçSistem;
Two Firms Completed Joint Project for Isbank

Automated LiraEnabler Tool Used for Redenomination of Turkish Lira;
New Partnership Will Offer Modernization Tools and Services

HERZLIA, Israel – May 17, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today that it has signed a partnership agreement with KoçSistem, a large system integrator in Turkey. In addition, the two companies announced the successful completion of a transformation project for Isbank, Turkey’s first national bank, utilizing the BluePhoenix™ LiraEnabler tool.

Under terms of the agreement, BluePhoenix will provide KoçSistem with its portfolio of modernization solutions, automated database and application migration tools, methodology, and migration services for a wide range of IT modernization projects in Turkey. KoçSistem will actively market and sell these solutions to existing customers and new prospects.

“KoçSistem is one of the most qualified and well established system integrators in Turkey and throughout the region,” said Mario Zerini, regional director of Southern Europe and Asia for BluePhoenix Solutions. “Our two teams compliment each other and worked extremely well together on our first joint project for Isbank. Through that process, it became clear to both companies that as partners, we could offer a much higher level of expertise and synergy to potential migration and modernization clients. We look forward to a strong partnership.

The companies’ first joint project was performed for Isbank, Turkey’s first national private bank, headquartered in Istanbul, one the world’s largest corporations. The project used the highly automated BluePhoenix™ LiraEnabler technology to revise all monetary fields in the bank’s extensive legacy applications and data files in order to comply with the new YTL (Yeni Turkish Lira) currency guidelines. The new Turkish lira is the current currency of Turkey and Turkish Republic of Northern Cyprus, issued on January 1, 2005. It is equivalent to 1 million old Turkish lira, which will remain valid until the end of 2005. The project began in September 2004 and was completed two weeks ahead of schedule to meet the year-end government-mandated deadline.

The legacy environment at Isbank consists of COBOL programs, COBOL copybooks, IMS DB/DC, JCL, PROCs, as well as IMS, VSAM, and sequential files. BluePhoenix and KoçSistem began the effort with a system-wide global assessment to determine which assets required remediation. Following the assessment phase, the applications were organized into operational clusters for the most efficient conversion. In all, the project involved analysis of nearly 10 million lines of code that make up about 9,800 COBOL programs and 8,500 copybooks along with another 20,000 JCL and PROCs members, and around 1,000 IMS databases. About half of the programs and a third of the copybooks were remediated and part of the IMS files were converted to the new YTL currency. The files and applications are actively used throughout the bank’s entire network, over 850 branches in Turkey and overseas.

“Considering the very short time schedule and the widespread nature of the bank’s network, this was an extremely complex and important assignment for us,” said Mehmet Abaci, YTL project manager for Isbank. “BluePhoenix and KoçSistem did an outstanding and very professional job of managing the process and successfully completed the entire transition well ahead of schedule.”

About Isbank
Established in 1924 just after the Republic of Turkey was formed, Isbank holds the honor of being the country’s first truly national bank. The Bank tops the list of Turkey’s most respected enterprises, and is included among the world’s largest corporations. The Bank closed 2004 with $29 Billion in total assets. Publicly traded firms since inception, Isbank shares are listed on the Istanbul and London Stock Exchanges. The Bank operates more than 850 branches across the country and overseas and its market capitalization ranks second among private corporations in Turkey. http://www.isbank.com.tr

About KoçSistem
KoçSistem is one of the largest local IT systems integrator in Turkey and traces its corporate lineage to some of the pioneering names in business computing. The company began as an affiliate of the US-based Burroughs Corporation in 1945 and evolved through several mergers over the years to represent Sperry, then Unisys. In 1997, the company was renamed KoçSistem. It is a member of the Koç Group, one of the largest multinational firms in Turkey. KoçSistem employs more than 500 professionals at 25 locations in Turkey providing system integration services to clients in telecommunications, finance, government, Industry, and commerce. www.kocsistem.com.tr

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com